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                          WHITEWING ENVIRONMENTAL CORP.
                                430 GRAND AVENUE
                              RIDGEFIELD, NJ 07657





                                                              September 30, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

                  RE:      WHITEWING ENVIRONMENTAL CORP.
                           REGISTRATION STATEMENT ON FORM SB-2
                           FILED ON:  AUGUST 30, 2002
                           --------------------------

Ladies and Gentlemen:

         Please be advised that we are hereby requesting that the Registration Statement on Form SB-2, filed on August 30, 2002 (the "Registration Statement"), be withdrawn forthwith. We have chosen to abandon the Registration Statement due to general business reasons and market conditions. Please note that no securities have been sold in connection with the Registration Statement.


                                           Very truly yours,


                                           WHITEWING ENVIRONMENTAL CORP.



                                           /s/ Andrew V. Latham, Jr.
                                           -------------------------------------
                                           Andrew V. Latham, Jr.
                                           President and Chief Executive Officer